Filed Pursuant to Rule 433
Registration No. 333-169365
September 15, 2010

Final Term Sheet

J.B. Hunt Transport Services, Inc.
$250 million 3.375% Senior Notes due 2015

Term sheet dated September 15, 2010

Issuer:	J.B. Hunt Transport Services, Inc.
Guarantor:	J.B. Hunt Transport, Inc.
Expected Ratings:	Baa3 by Moody’s Investors Service, Inc. / BBB by Standard & Poor’s Ratings Services
Note Type:	SEC registered
Issue Size:	$250 million
Trade Date:	September 15, 2010
Settlement Date (T+3):	September 20, 2010
Maturity Date:	September 15, 2015
Treasury Benchmark:	1.250% UST due August 31, 2015
Benchmark Treasury Yield and Price:	1.450%; 99-01+
Spread to Benchmark Treasury:	200 basis points
Reoffer Yield:	3.450%
Interest Rate:	3.375%
Interest Payment Dates:	Semi-annually on March 15th and September 15th, starting on March 15, 2011 and ending on the maturity date
Price to Public:	99.66%
Gross spread:	0.60%
Net Proceeds (%):	99.06%
Net Proceeds ($):	$247,650,000.00
Make-Whole Call:	T+30 bps
CUSIP:	445658CB1
ISIN:	US445658CB15
Joint Book-Running Managers:	Banc of America Securities LLC Deutsche Bank Securities Inc.
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC J.P. Morgan Securities LLC Morgan Stanley & Co. Incorporated SunTrust Robinson Humphrey, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Banc of America Securities LLC at (800) 294-1322 or Deutsche Bank Securities Inc. at (800) 503-4611.